

RECEIVED

2010 APR 23 A 8:-4

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

9 April 2010



10015582

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

Sembcorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Sembcorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May
Company Secretary

Encs

Z:jesstan/SgxnetAnn/SECltr

dlw 4/27

SEMBCORP INDUSTRIES LTD

DATE OF RELEASE FOR SEMBCORP INDUSTRIES' FIRST QUARTER 2010 FINANCIAL RESULTS

Singapore, April 7, 2010 – Sembcorp Industries wishes to announce that the First Quarter 2010 financial results will be released on Monday, May 10, 2010 morning before trading hours.

The Notice will be updated should there be any amendments.

For further information, please contact:

Ms Ng Lay San
Vice President
Group Corporate Relations
DID : +65 6723 3150
Email : ng.laysan@sembcorp.com



PRESS RELEASE

Sembcorp Industries Ltd
CO REGN NO 199802418D
30 Hill Street #05-04
Singapore 179360
Tel (65) 6723 3113
Fax (65) 6822 3254
www.sembcorp.com

SEMBCORP CELEBRATES THE GROUNDBREAKING OF ITS FIRST WASTEWATER TREATMENT PLANT IN SOUTHERN CHINA

– Starts construction of a 15,000 m^3/day wastewater treatment plant in Qinzhou

QINZHOU, April 7, 2010 – Sembcorp today celebrated the groundbreaking of its first wastewater treatment plant in southern China, in the Qinzhou Port Economic Development Zone (QEDZ) in Guangxi Province.

Expected to commence operations in the second quarter of 2011, the 15,000 cubic metres per day plant will serve industrial and municipal customers in the QEDZ, and is expected to be expanded in tandem with customer demand.

The total cost of the project is RMB 61.7 million (approximately S$10.6 million). This investment will be undertaken by an 80-20 joint venture between Sembcorp and the Guangxi Qinzhou Linhai Industrial Investment Co. (QLIC), which is wholly owned by the QEDZ Administrative Committee. The joint venture will have 50 years' concession rights to provide wastewater treatment and reclaimed water to industrial and municipal customers in the QEDZ, which currently houses 19 multinational companies and local enterprises, as well as more than 50,000 residents. The concession area covers an area of roughly 67 square kilometres.

Mr Tang Kin Fei, Group President and CEO of Sembcorp Industries said, "We at Sembcorp are very pleased to be extending our proven wastewater treatment capabilities to the Qinzhou Economic Development Zone and southern China. We are thankful for the Guangxi and Qinzhou authorities' support. As Singapore's largest water company with a proven track record in Shanghai, Nanjing, Zhangjiagang, Tianjin and Shenyang in China, as well as in the UK, Vietnam, and the Middle East, we are confident that we will be able to offer customers in Qinzhou effective and reliable solutions to meet their wastewater treatment needs."

The groundbreaking was celebrated in a ceremony today, graced by Mr Sam Tan, Parliamentary Secretary for Singapore's Ministries of Trade & Industry and Information, Communications & the Arts （陈振泉先生，新加坡贸易及工业部兼新闻、 通讯及艺术部政务次长), Mrs Xiao Yingzi, Mayor



of Qinzhou (肖莺子女士，钦州市市长) and Dr Jeffrey Chen, CEO of Sembcorp's China operations（陈明信博士，胜科中国区首席执行官）.

- END -

For media queries please contact:

Ng Lay San (Ms)
Vice President
Group Corporate Relations
DID: +65 6723 3150
Email: ng.laysan@sembcorp.com

Fock Siu Ling (Ms)
PR Counsel
Group Corporate Relations
DID: +65 6723 3152
Email: fock.siuling@sembcorp.com



ABOUT SEMBCORP INDUSTRIES

Sembcorp Industries is a leading energy, water and marine group. With facilities with over 3,800 megawatts of gross power capacity and over 4 million cubic metres of water per day in operation and under development, Sembcorp is a trusted provider of essential energy and water solutions to customers in Singapore, China, Vietnam, the United Kingdom, the UAE and Oman. In addition, it is a world leader in marine & offshore engineering, as well as an established provider of environmental services and developer of integrated townships and industrial parks in the region.

Sembcorp Industries has total assets of over S$9 billion and employs more than 6,900 employees. Listed on the main board of the Singapore Exchange, it is a component stock of the Straits Times Index and several MSCI indices.

Note to Editors:

Following a company rebrand, please refer to the company as "Sembcorp" (with "S" in upper case and "c" in lower case), or "Sembcorp Industries" in full. Please also note that "Sembcorp" is not an abbreviation of "Sembawang Corporation" but a brand name in itself, and it is therefore incorrect to refer to our company as "Sembawang", "Sembawang Corporation" or similar.

ABOUT QINZHOU ECONOMIC DEVELOPMENT ZONE

Qinzhou Economic Development Zone (QEDZ) is located in Qinzhou City in China's Guangxi Province. Qinzhou City is 120 kilometres from Nanning City and 760 kilometres from Guangxi City. It is around 100 kilometres to Nanning airport, the main airport in Guangxi. China's Central Government has earmarked Qinzhou City to be developed into an important petrochemical hub in southern China. Currently, 19 companies operate in the QEDZ, and additional investments expected to open on the site in 2010 include a 10 million tonnes per annum PetroChina oil refinery. The further development of a downstream petrochemical industry on the site is expected to follow.

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Kwong Sook May
Designation *	Company Secretary
Date & Time of Broadcast	01-Apr-2010 17:17:50
Announcement No.	00087

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1. Date of notice to issuer * — 01-04-2010

2. Name of Director * — Evert Henkes

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Interest — 01-04-2010

2. Name of Registered Holder — Evert Henkes

3. Circumstance(s) giving rise to the interest or change in interest — # Others

   # Please specify details — Exercise of share options granted pursuant to Share Option Plan of Sembcorp Industries Ltd. Please refer to Footnotes for details.

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	73,133
As a percentage of issued share capital	0 %
No. of Shares which are subject of this notice	17,500
As a percentage of issued share capital	0 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0
No. of Shares held after the change	90,633
As a percentage of issued share capital	0.01 %

>> PART III

1. Date of change of [Select Option]

2. The change in the percentage level — From % To %

3. Circumstance(s) giving rise to the interest or change in interest — [Select Option]

   # Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	73,133	0
As a percentage of issued share capital	0 %	0 %
No. of shares held after the change	90,633	0
As a percentage of issued share capital	0.01 %	0 %

Footnotes

4,375 options @ $2.37 each
4,375 options @ $2.36 each
8,750 options @ $2.52 each

Attachments

Total size = **0**
(2048K size limit recommended)

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SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the sale, transfer, cancellation and/or use:	1 April 2010	
b)	Purpose of such sale, transfer, cancellation and/or use:	Executives' Shares Option Plan	
c)	Number of treasury shares sold, transferred, cancelled and/or used:	103,091	
d)	Number of treasury shares before and after such sale, transfer, cancellation and/or use:	Before change	2,158,498
		After change	2,055,407
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such sale, transfer, cancellation and/or use:	Before change	0.12%
		After change	0.12%
f)	Value of the treasury shares if they are used for a sale or transfer, or cancelled:	S$427,369.51	

Kwong Sook May
Company Secretary

April 1, 2010